Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

December 31, 2014

	Years Ended December 31,
	2014	2013	2012	2011	2010
	(In millions, except ratio amounts)
Earnings (loss) from continuing operations before income taxes	$4,059	$149	$(317)	$4,290	$3,568
Capitalized interest, net of amortization	(13)	(4)	(2)	(26)	(20)

	4,046	145	(319)	4,264	3,548
Fixed charges:
Interest expensed and capitalized	606	493	454	424	439
Estimate of interest within rental expense	20	8	14	14	21

Total fixed charges	626	501	468	438	460

Earnings available for payment of fixed charges	$4,672	$646	$149	$4,702	$4,008

Ratio of earnings to fixed charges	$7.46	$1.29	N/A	$10.74	$8.71
Insufficient earnings to fixed charges	N/A	N/A	$319	N/A	N/A

N/A	Not applicable.